Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Income before loss from unconsolidated entities, reversal of contingent liability, income taxes, discontinued operations and noncontrolling interest	$280,112	$331,293	$222,871	$188,172	$128,514
Interest expense
Senior notes payable and other debt	293,401	229,346	172,474	172,358	201,022
Distributions from unconsolidated entities	10,006	3,790	689	—	—
Earnings	$583,519	$564,429	$396,034	$360,530	$329,536
Interest
Senior notes payable and other debt expense	$293,401	$229,346	$172,474	$172,358	$201,022
Interest capitalized	1,857	1,233	—	304	114
Fixed charges	$295,258	$230,579	$172,474	$172,662	$201,136

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.98	2.45	2.30	2.09	1.64